QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Statement of Computation of Ratios

        Ratio of earnings to fixed charges is computed by dividing income before taxes and fixed charges by fixed charges. Fixed charges consist of interest charges, capitalized interest and amortization of debt issuance costs. The computation is as follows:

	Fiscal years ended October 31,					Three months ended January 31, 2005
	2000	2001	2002	2003	2004
	(dollars in thousands, except per share data)
Income (loss) before income taxes	$(14,856)	$45,622	$81,614	$65,823	$88,775	$46,302
Add:
Interest expense	15,255	16,555	14,812	2,517	5,514	2,237
Debt issuance amortization	502	367	121	312	535	146
Capitalized interest	(1,941)	(1,666)	(1,879)	—	—	—

Earnings (loss) as defined	$(1,040)	$60,878	$94,668	$68,652	$94,824	$48,685
Interest expense	$15,255	$16,555	$14,812	$2,517	$5,514	$2,237
Debt issuance amortization	502	367	121	312	535	146
Capitalized interest	(1,941)	(1,666)	(1,879)	—	—	—

Fixed charges as defined	$13,816	$15,256	$13,054	$2,829	$6,049	$2,383
Ratio of earnings to fixed charges	*	4.0x	7.3x	24.3x	15.7x	20.4x

*
For the fiscal year ended October 31, 2000, fixed charges exceeded earnings by approximately $14.9 million.

QuickLinks

  Exhibit 12.1
Statement of Computation of Ratios